DEEP GREEN WASTE & RECYCLING, INC.

13110 NE 177th Place, Suite 293

Woodinville, WA 98072

(833) 304-7336

June 8, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Registration Statement on Form S-1
Filed March 18, 2020
File No. 333-237257

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 14, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted March 18, 2020 (File No. 333-237257) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed March 18, 2020

Prospectus Summary

Overview, page 4

1.	We note you plan to re-launch your waste and recycling services business. Please revise your disclosure here to clarify whether you are currently engaged in any business activities. To the extent that you do not have any current business operations, please clearly disclose such in the summary and include a corresponding risk factor.

Response: In response to the Staff’s comments, the Company has revised its disclosure under its “Overview” on page 4 to state that we are not currently engaged in any business activity and included two additional risk factors on page 12 to address this subject.

“At present, the Company is not currently engaged in any business activities. Our activities are subject to several significant risks, which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management, which potentially could act without the consent, vote, or approval of our shareholders. The risks faced by us are further increased as a result of its lack of resources and our inability to provide a prospective business opportunity with significant capital.”

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Securities and Exchange Commission

June 8, 2020

Risk Factors

Our independent registered accounting firm has expressed concerns about our ability to continue as a going concern, page 11

2.	Please revise your disclosure to state that your independent registered accountant has expressed substantial doubt rather than merely that they expressed concerns about your ability to continue as a going concern. Please also revise your disclosure in the fourth paragraph on page 38 to state that your independent accountant has expressed substantial doubt rather than that they have expressed doubt about your ability to continue as a going concern.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “Risks Relating to Our Financial Condition” on page 11 and its disclosure under “Liquidity and Capital Resources” on page 38 to reflect the opinion of our independent registered accounting firm.

The Company will likely incur debt, page 13

3.	We note disclosure that you currently have limited operations and that you have significant outstanding debt. Please revise this risk factor to quantify your outstanding debt, including the outstanding accounts payable and default judgments against you, and the related attendant risks.

Response: In response to the Staff’s comments, the Company has revised its risk factor to quantify our outstanding debt, including the outstanding accounts payable inclusive of default judgments, convertible promissory note, promissory notes and the related attendant risks.

Description of Securities

Preferred Stock, page 27

4.	Please disclose the total number of Series B Convertible Preferred Stock (and related number of common stock that the Preferred Stock may be converted into) issued and outstanding as of the latest practicable date. In this regard, we note that on February 4, 2020, the Company issued Bill Edmonds 25,000 shares of its Series B Convertible Preferred Stock.

Response: In response to the Staff’s comments, the Company has revised the description of its Preferred Stock on page 27 by including the number of shares of Series B Preferred Stock (Series B”) issued to Mr. Edmonds and including the number of shares of common stock to be issued upon the conversion of all shares of Series B by Mr. Edmonds.

Description of Securities

Options and Warrants, page 28

5.	We note your disclosure on page 22 that 14,473 of the shares registered and issuable upon the exercise of warrants relate to warrants issued to Mary Williams on November 30, 2017. It appears that these shares were inadvertently excluded from the table and from footnote (ix) on page 28. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised the “Options and Warrants” table and footnote on page 28 to reflect the warrants issued to Ms. Williams on November 30, 2017.

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Securities and Exchange Commission

June 8, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 37

6.	Please expand your disclosure to address the impact of the following:

●	Your working capital deficit of $4,021,949 at December 31, 2019;
●	The legal judgments against you related to defaults on payment obligations in the amount of $487,364, and;
●	Clarify why you have customer deposits related to businesses sold in 2018 that have not been refunded at December 31, 2019.

Response: In response to the Staff’s comments, the Company has added the following disclosure under “Liquidity and Capital Resources” under Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources:

Satisfaction of Outstanding Liabilities

As of the date of this filing, the Company has a liability of $487,615 as a result of three (3) default judgments. The Company intends to negotiate settlements and establish payment plans with each creditor that will satisfy these judgements. Nonetheless, some or all of the creditors may elect to bring further litigation to protect their claims or perfect their judgments.

The Company accrued customer deposits in the form of advance payments for waste management services that could not be delivered when the Company suspended operations in July 2018.  The Company intends to either resume waste management services with those customers or refund the advance payments through a repayment plan.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources to satisfy these outstanding liabilities. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business.

7.	Please describe the terms of any outstanding principal indebtedness including the maturity and interest rate of your outstanding promissory notes. In this regard, we note that the Company issued to Armada Investment Fund, LLC a convertible promissory note in the amount of $23,000 that was later assigned to Sylios Corp.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “Liquidity and Capital Resources” on page 38 to include the terms of the Company’s outstanding Promissory Notes and to include the note issued by the Company to Armada Investment Fund, LLC in NOTE G – CONVERTIBLE NOTE PAYABLE.

Required Capital Over the Next Fiscal Year, page 38

8.	We note your disclosure that you will have to raise an additional $500,000 to fund your operations through the end of fiscal year 2020. Based on your 12-month milestones disclosed on pages 33 and 34, it is unclear to us how raising $500,000 of additional capital will be sufficient to fund your operations and achieve your milestones through the end of fiscal year 2020. Please revise your disclosure to clarify this here and in your milestone disclosures.

Response: In response to the Staff’s comments, the Company has revised its “Required Capital Over the Next Fiscal Year” on page 38 to align with the Company’s 12-Month Milestones.

“Required Capital Over the Next Fiscal Year

We expect to incur losses from operations for the near future. We believe we will have to raise an additional $1,000,000 to fund our operations through the end of the 2020 fiscal year, including roughly $50,000 to remain current in our filings with the SEC. The additional funds will be utilized for hiring ancillary staff and key personnel, corporate website and SEO development, an acquisition in the waste and recycling management sector and day to day operations.”

Directors, Executive Officers, Promoters, and Control Persons, page 39

9.	Please revise the biographical descriptions for your executive officers and director to disclose each person’s principal occupation and employment during the most recent five years and the name and business of any corporation or other organization in which such occupation and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the biographical descriptions for our executive officers and directors on page 39 to include each person’s principal occupation and employment during the most recent five years.

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Securities and Exchange Commission

June 8, 2020

Statement of Operations, page F-3

10.	We note your disclosure in Note A on page F-6 that you sold your wholly-owned subsidiaries, CARE and CFSI, and ceased your waste recycling business activities August 7, 2018. Please revise your presentation of discontinued operations to comply with the presentation requirements in ASC 205-20-45-3 through 45-9. Please also present basic and diluted net loss per share for discontinued operations either on the face of the income statement or in the notes to the financial statements. Refer to ASC 260-10-45-3.

Response: In response to the Staff’s comments, the Company has revised our presentation of discontinued operations to comply with the presentation requirements in ASC 205-20-45-3 through 45-9, and we have presented basic and diluted net loss per share on the face of the statement of operations pursuant to ASC 260-10-45-3.

Note B - Summary of Significant Accounting Policies

Financial Instruments and Fair Value of Financial Instruments, page F-7

11.	We note your disclosure that you had no financial assets or liabilities carried and measured at fair value on a recurring or nonrecurring basis during the periods presented. Please provide the required fair value disclosures.

Response: In response to the Staff’s comments, the Company has revised Note B- Summary of Significant Accounting Policies to comply with your comment.

Note F - Debt, page F-12

12.	We note you appear to have made no payments on your outstanding debt during the fiscal year 2019. Please tell us and disclose the payment terms of each issue of debt and disclose whether you are in default on any issuances of such debt. Please also provide details including, amounts by specific debt instrument, which comprise the balance of long-term debt at December 31, 2019 and tell us how you determined long-term classification was appropriate.

Response: In response to the Staff’s comments, the Company has revised Note F- Debt to comply with the Commission’s comment, and we have reclassified all of the notes payable to the seller of CARE and CFSI (in technical default) as current at December 31, 2019 and 2018.

Note G - Capital Stock

Warrants and options, page F-17

13.	We note your disclosure that you issued promissory notes and warrants in fiscal year 2018. Based on disclosures in Note C - Discontinued Operations. and in footnotes (ix), (x) and (xi) on page 28, it appears that certain promissory notes issued in 2017 and 2018 were transferred in connection with the sale of CARE and CFSI. Please address the following:

●	Please expand your disclosure to explain the rights and privileges of the various debt securities outstanding during the periods presented including: (1) general character of each promissory note, including the interest rate; (2) the date of maturity; and (3) if convertible, the basis for conversion. Please refer to ASC 470-10-50-5 and ASC 505-10-50-3;
●	Please reconcile proceeds from issuance of the promissory notes during 2018 shown on page F-17, to the proceeds presented in the statement of cash flows for the year ended December 31, 2018, and;
●	Please tell us how you allocated the proceeds from issuance of the promissory notes and warrants. Refer to ASC 470-20-25-2.

Response: In response to the Staff’s comments, the Company has added an additional paragraph to Note F- Debt to comply with the Commission’s comment. The $285,500 proceeds from notes payable presented in the year end December 31, 2018 Statement of Cash Flows consisted of (i) Mary Williams received February 19, 2018 ($60,000); (ii) C. Alvin Roberds, Jr. received March 16, 2018 ($50,000); (iii) Ellen Bailey received March 16, 2018 ($50,000); and (iv) St. James Capital Management, LLC received May 15, 2018 ($125,000). The proceeds from issuance of the convertible notes were allocated to the debt portion (notes payable) and the equity portion (beneficial conversion features and warrants) of the notes payable based on the relative fair values of the three components at dates of issuance.

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Securities and Exchange Commission

June 8, 2020

Note H - Income Taxes, page F-18

14.	We note your disclosure that the company has a history of operating losses, including an operating loss for the year ended December 31, 2019. Please disclose the amounts and expiration dates of operating loss and tax credit carryforwards at December 31, 2019. Refer to ASC 740-10-50-3a. Please also describe the tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15e.

Response: In response to the Staff’s comments, the Company has revised Note J- Income Taxes to comply with the Commission’s comment.

Exhibits

15.	We note that this registration statement covers the resale of up to 20,403,706 shares of common stock previously issued to the selling shareholders, 802,931 shares of common stock issuable upon the exercise of multiple warrants and 6,000,000 shares of common stock issuable upon conversion of a convertible note. Please have counsel revise its opinion to clarify that the 20,403,706 shares that are currently issued and outstanding “are” legally, issued, fully paid and non-assessable and that the 802,931 shares of common stock issuable upon the exercise of warrants and 6,000,000 shares of common stock issuable upon conversion of the convertible note “will be” legally issued, fully paid and non-assessable.

Response: In response to the Staff’s comments, the Company’s counsel has revised his opinion to state that the 20,403,706 shares that are currently issued and outstanding “are” legally, issued, fully paid and non-assessable and that the 802,931 shares of common stock issuable upon the exercise of warrants and 6,000,000 shares of common stock issuable upon conversion of the convertible note “will be” legally issued, fully paid and non-assessable.

16.	Please file the debt instruments relating to the notes payable owed to the seller of Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc., and the Factor’s notice of default that you refer to in Note F to your consolidated financial statements or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included as exhibits the Promissory Notes issued by Deep Green Waste & Recycling, LLC to Gordon Boorse for the purchase of Compaction and Recycling Equipment, Inc. and Columbia Financial Services, Inc. and the Notice of Default submitted by AEC Yield Capital, LLC.

General

17.	We note that the auditor’s consent included in Exhibit 23.2 makes reference to their audit report dated March 13, 2020 on your consolidated financial statements for the years ended December 31, 2019 and 2018. Please have your auditor revise their consent to reference the correct date of the audit report included on page F-1 of the registration statement pursuant to Item 601 of Regulation S-K and to reference the audited financial statements on which the report opines.

Response: In response to the Staff’s comments, the Company’s auditor has revised their consent to reference the correct date of the audit report included on page F-1 of the registration statement pursuant to Item 601 of Regulation S-K and to reference the audited financial statements on which the report opines.

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The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 919-1278.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
President

Cc: McMurdo Law Group, LLC, care of Matthew McMurdo, Esquire

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